Exhibit (d)(7)

D. John Srivisal Vice President Transaction Execution Tel: +1.314.674.5035 Fax: +1.314.674.2721 djsriv@solutia.com

Private and Confidential

August 16, 2011

Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, CA 94303

Attention:	Dennis Capovilla President & Chief Executive Officer

Dear Dennis:

Reference is hereby made to the letter agreement, dated June 26, 2011 and countersigned and delivered as of June 28, 2011 (the “Original Letter”), by and between Solutia Inc. (“Solutia”) and Southwall Technologies Inc. (“Southwall”).

In consideration for the time, expense and efforts Solutia expects to expend in negotiating the Transaction and conducting its due diligence review of Southwall, upon Southwall’s countersignature and delivery of this letter to Solutia, Southwall agrees that the phrase provided in the first sentence of Paragraph 6 of the Original Letter, which reads as follows:

until 11:59 p.m., California time, on the forty-fifth (45th) calendar day following the Start Date (the “Restriction Period”); provided, however, that, for purposes of determining the Restriction Period, if Southwall and Solutia remain in negotiations of the Transaction as of the last business day prior to any then scheduled expiration of the Restriction Period (including after giving effect to any of the successive extensions contemplated by this proviso), the Restriction Period shall be automatically extended for one (1) additional business day; provided further however, that the Restriction Period shall not extend later than the sixtieth (60th) calendar day following the Start Date, shall be amended and restated in its entirety to be replaced with the following phrase:

until 11:59 p.m., California time, on August 26, 2011 (the “Restriction Period”); provided, however, that if Solutia or its counsel has provided to Southwall or its counsel a non-binding draft of an agreement and plan of merger contemplating the Transaction by such time on August 26, 2011, the Restriction Period shall be automatically extended to 11:59 p.m., California time, on September 15, 2011,

As a result of such amendment, Solutia and Southwall agree that the definition of Restriction Period as provided in the Original Letter (and its effect on the duration of the restrictions set forth in Paragraph 6 thereof) shall be amended, restated and extended hereby on the terms and conditions provided therein.

575 Maryville Centre Drive • St. Louis, Missouri 63141 • 314.674.1000 • www.solutia.com

Except as expressly amended hereby, the binding provisions of the Original Letter shall remain in full force and effect. This letter is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the binding provisions of the Original Letter or any of the documents referred to therein. Without limiting the generality of the foregoing or Paragraph 9 of the Original Letter, any entry by Solutia into a definitive agreement to consummate a transaction is subject to satisfactory completion of our confirmatory due diligence review of Southwall, the negotiation, execution and delivery of mutually satisfactory definitive documentation for the transaction and the satisfaction of the other requirements for execution and delivery of a definitive agreement providing for the transaction.

The provisions of this letter shall be governed by and construed in accordance with the internal laws (as opposed to conflict of law provisions) of the State of Delaware.

If the foregoing is acceptable to you, please sign and date this letter on the appropriate space below and return an executed copy to Solutia, whereupon the provisions of this letter shall become a binding agreement between the parties hereto.

Very truly yours,

SOLUTIA INC.

/s/ D. John Srivisal
D. John Srivisal
Vice President
Transaction Execution

Agreed and acknowledged as of the 23rd day of August 2011:

SOUTHWALL TECHNOLOGIES INC.

By:	/s/ Dennis Capovilla

Name:	Dennis Capovilla
Title:	President & Chief Executive Officer